Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended December 31, 2021 compared to the three-month period ended December 31, 2020

During the three-month periods ended December 31, 2021 and 2020, we had an average of 108.1 and 60.3 vessels, respectively, in our fleet.

In the three-month period ended December 31, 2021, we sold the container vessels ZIM Shanghai and ZIM New York, with an aggregate TEU capacity of 9,984. Furthermore, during the three-month period ended December 31, 2021, we accepted delivery of 13 secondhand dry bulk vessels (Equity, Cetus (ex. Charm), Curacao, Rose, Bermondi, Titan I, Orion, Greneta, Merchia, Damon, Pythias, Egyptian Mike and Phoenix) with an aggregate DWT of 811,567.

In the three-month period ended December 31, 2020, we accepted delivery of the secondhand container vessel Neokastro with a TEU capacity of 4,178 and we sold the container vessel Singapore Express with a TEU capacity of 4,890.

In the three-month periods ended December 31, 2021 and 2020, our fleet ownership days totaled 9,942 and 5,552 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and vessels’ operational data

	Three-month period ended December 31,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2020	2021	Change	Change
Voyage revenue	$119.1	$283.9	$164.8	138.4%
Voyage expenses	(1.0)	(5.8)	4.8	n.m.
Voyage expenses – related parties	(1.8)	(3.7)	1.9	105.6%
Vessels’ operating expenses	(32.0)	(60.6)	28.6	89.4%
General and administrative expenses	(2.1)	(3.4)	1.3	61.9%
Management fees – related parties	(5.6)	(9.7)	4.1	73.2%
General and administrative expenses - non-cash component	(1.2)	(1.9)	0.7	58.3%
Amortization of dry-docking and special survey costs	(2.3)	(2.9)	0.6	26.1%
Depreciation	(27.1)	(40.9)	13.8	50.9%
Gain on sale / disposal of vessels	0.5	27.8	27.3	n.m.
Loss on vessels held for sale	(7.7)	-	(7.7)	n.m.
Foreign exchange losses	(0.1)	(0.1)	-	-
Interest income	0.4	-	(0.4)	n.m.
Interest and finance costs	(17.2)	(25.3)	8.1	47.1%
Gain on sale of equity securities	-	2.0	2.0	n.m.
Income from equity method investments	4.0	0.8	(3.2)	(80.0%)
Other	0.7	1.0	0.3	42.9%
Gain / (loss) on derivative instruments	0.5	-	(0.5)	n.m.
Net Income	$27.1	$161.2

	Three-month period ended December 31,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2020	2021	Change	Change
Voyage revenue	$119.1	$283.9	$164.8	138.4%
Accrued charter revenue	5.3	(14.5)	(19.8)	n.m.
Amortization of time charter assumed	-	-
Voyage revenue adjusted on a cash basis (1)	$124.4	$269.4	$145.0	116.6%

1

Vessels’ operational data	Three-month period ended December 31,			Percentage
	2020	2021	Change	Change
Average number of vessels	60.3	108.1	47.8	79.3%
Ownership days	5,552	9,942	4,390	79.1%
Number of vessels under dry-docking	2	2	-

Segmental Financial Summary

Three-month period ended December 31, 2021
	Container vessels	Dry bulk vessels	Other	Total

Voyage revenue	$203.2	$80.7	$-	$283.9
Voyage expenses	(1.7)	(4.1)	-	(5.8)
Voyage expenses – related parties	(2.7)	(1.0)	-	(3.7)
Vessels’ operating expenses	(41.2)	(19.4)	-	(60.6)
General and administrative expenses	(2.3)	(1.1)	-	(3.4)
Management fees – related parties	(6.6)	(3.1)	-	(9.7)
General and administrative expenses - non-cash component	(1.3)	(0.6)	-	(1.9)
Amortization of dry-docking and special survey costs	(2.8)	(0.1)	-	(2.9)
Depreciation	(33.4)	(7.5)	-	(40.9)
Gain on sale / disposal of vessels	27.8	-	-	27.8
Foreign exchange losses	(0.1)	-	-	(0.1)
Interest and finance costs	(22.5)	(2.8)	-	(25.3)
Gain on sale of equity securities	-	-	2.0	2.0
Income from equity method investments	-	-	0.8	0.8
Other	0.8	0.2	-	1.0
Net Income	$117.2	$41.2	$2.8	$161.2

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and vessels’ operational data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 138.4%, or $164.8 million, to $283.9 million during the three-month period ended December 31, 2021, from $119.1 million during the three-month period ended December 31, 2020. The increase is mainly attributable to (i) revenue earned by one container vessel acquired during the three-month period ended December 31, 2020, as well as to the 16 container vessels and 41 dry bulk vessels acquired during the year ended December 31, 2021 and (ii) increased charter rates in certain of our container vessels, partly off-set by revenue not earned by five container vessels sold during the year ended December 31, 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 116.6%, or $145.0 million, to $269.4 million during the three-month period ended December 31, 2021, from $124.4 million during the three-month period ended December 31, 2020. Accrued charter revenue for the three-month periods ended December 31, 2021 and 2020 was a negative amount of $14.5 million and a positive amount of $5.3 million, respectively.

Voyage Expenses

Voyage expenses were $5.8 million and $1.0 million for the three-month periods ended December 31, 2021 and 2020, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.7 million and $1.8 million for the three-month periods ended December 31, 2021 and 2020, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.4 million and $0.3 million, in the aggregate, for the three-month periods ended December 31, 2021 and 2020, respectively.

2

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $60.6 million and $32.0 million during the three-month periods ended December 31, 2021 and 2020, respectively. Daily vessels’ operating expenses were $6,103 and $5,774 for the three-month periods ended December 31, 2021 and 2020, respectively. The increase in the daily operating expenses during the quarter ended December 31, 2021 is mainly attributable to increased one-time predelivery expenses for the acquisition of dry bulk vessels and increased crew costs related to COVID-19 pandemic measures. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $3.4 million and $2.1 million during the three-month periods ended December 31, 2021 and 2020, respectively, and both include $0.63 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related party managers were $9.7 million and $5.6 million during the three-month periods ended December 31, 2021 and 2020, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended December 31, 2021 amounted to $1.9 million, representing the value of the shares issued to a related party manager on December 30, 2021. General and administrative expenses - non-cash component for the three-month period ended December 31, 2020 amounted to $1.2 million, representing the value of the shares issued to a related party manager on December 30, 2020.

Amortization of Dry-Docking and Special Survey

Amortization of deferred dry-docking and special survey costs was $2.9 million and $2.3 million during the three-month periods ended December 31, 2021 and 2020, respectively. During the three-month period ended December 31, 2021, one vessel underwent and completed her dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the three-month period ended December 31, 2020, two vessels underwent and completed their dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended December 31, 2021 and 2020 was $40.9 million and $27.1 million, respectively.

Gain on Sale / Disposal of Vessels

During the three-month period ended December 31, 2021, we recorded a gain of $27.8 million from the sale of the container vessels ZIM Shanghai and ZIM New York, which were classified as vessels held for sale at September 30, 2021 (initially classified as vessel held for sale as of June 30, 2021). During the three-month period ended December 31, 2020, we recorded a gain of $0.5 million from the sale of the vessel Singapore Express, which was classified as vessel held for sale at June 30, 2020 and September 30, 2020.

Loss on Vessels Held for Sale

During the three-month period ended December 31, 2021, the container vessels Messini, Sealand Illinois, Sealand Michigan and York were classified as vessels held for sale. No loss on vessels held for sale was recorded during the fourth quarter of 2021, since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value. During the three-month period ended December 31, 2020, the container vessel Halifax Express was classified as vessel held for sale and we recorded a loss on vessel held for sale of $7.7 million, which resulted from its estimated fair value measurement less costs to sell, during the period.

Interest Income

Interest income amounted to nil and $0.4 million for the three-month periods ended December 31, 2021 and 2020, respectively.

3

Interest and Finance Costs

Interest and finance costs were $25.3 million and $17.2 million during the three-month periods ended December 31, 2021 and 2020, respectively. The increase is mainly attributable to the increased average loan balances during the three-month period ended December 31, 2021 compared to the three-month period ended December 31, 2020, partly off-set by decreased financing cost during the three-month period ended December 31, 2021 compared to the three-month period ended December 31, 2020.

Gain on Sale of Equity Securities

Gain on sale of equity securities of $2.0 million for the three-month period ended December 31, 2021, represents the difference between the aggregate sale price of 1,221,800 ordinary shares of ZIM as compared to their carrying value as at September 30, 2021. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021.

Income from Equity Method Investments

During the three-month period ended December 31, 2021, we recorded an income from equity method investments of $0.8 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York Capital Management Advisors LLC (“York”). As of December 31, 2021, six companies are jointly owned with York (of which, four companies currently own container vessels). During the three-month period ended December 31, 2020, we recorded an income from equity method investments of $4.0 million relating to investments under the Framework Deed. As of December 31, 2020, 13 companies were jointly owned with York (of which, ten companies owned container vessels). The decreased income from equity method investments in the fourth quarter of 2021 compared to the fourth quarter of 2020 is mainly attributable to the decreased number of container vessels jointly owned with York during the fourth quarter of 2021 compared to the fourth quarter of 2020; partly off-set by the increased profitability of certain jointly owned vessels during the fourth quarter of 2021 compared to the fourth quarter of 2020.

Gain / (loss) on Derivative Instruments

As of December 31, 2021, ten interest rate derivative instruments and two cross currency rate swaps were outstanding and their fair value, in aggregate, amounted to a liability of $10.9 million. The change in the fair value of our interest rate derivative instruments and cross currency swaps that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For the three-month period ended December 31, 2021, a gain of $5.2 million has been included in OCI and a loss of $0.1 million has been included in Gain/(loss) on Derivative Instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended December 31, 2021.

Cash Flows

Three-month periods ended December 31, 2021 and 2020

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2020	2021
Net Cash Provided by Operating Activities	$68.4	$165.4
Net Cash Used in Investing Activities	$(14.7)	$(110.2)
Net Cash Used in Financing Activities	$(49.2)	$-

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended December 31, 2021, increased by $97.0 million to $165.4 million, from $68.4 million for the three-month period ended December 31, 2020. The increase is mainly attributable to increased cash from operations of $145.0 million, partly off-set by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $2.3 million, by the increased payments for interest (including swap payments) of $5.9 million during the three-month period ended December 31, 2021 compared to the three-month period ended December 31, 2020 and by the increased dry-docking and special survey costs of $0.1 million during the three-month period ended December 31, 2021 compared to the three-month period ended December 31, 2020.

4

Net Cash Used in Investing Activities

Net cash used in investing activities was $110.2 million in the three-month period ended December 31, 2021, which mainly consisted of (i) payments for the acquisition of six secondhand dry bulk vessels, (ii) settlement payments for the delivery of seven secondhand dry bulk vessels, (iii) settlement payment for one secondhand container vessel which was delivered in January 2022, (iv) advance payment for the acquisition of one secondhand dry bulk vessel, which was delivered in January 2022, and (v) payments for upgrades for certain of our container and dry bulk vessels; partly off-set by proceeds we received from (i) the sale of two container vessels and (ii) the sale of 1,221,800 ordinary shares of ZIM that we owned.

Net cash used in investing activities was $14.7 million in the three-month period ended December 31, 2020, which mainly consisted of payments for upgrades for certain of our container vessels and payments for the acquisition of one secondhand container vessel; partly off-set by proceeds we received from the sale of one container vessel and by return of capital we received from three entities jointly-owned with York pursuant to the Framework Deed.

Net Cash Used in Financing Activities

Net cash used in financing activities was nil in the three-month period ended December 31, 2021, which mainly consisted of (a) $20.0 million net proceeds relating to our debt financing agreements (including proceeds of $159.1 million we received from our debt financing agreements), (b) $10.8 million we paid for dividends to holders of our common stock for the third quarter of 2021 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from July 15, 2021 to October 14, 2021.

Net cash used in financing activities was $49.2 million in the three-month period ended December 31, 2020, which mainly consisted of (a) $32.0 million net payments relating to our debt financing agreements, (b) $9.3 million we paid for dividends to holders of our common stock for the third quarter of 2020 and (c) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from July 15, 2020 to October 14, 2020.

Year ended December 31, 2021 compared to the year ended December 31, 2020

During the years ended December 31, 2021 and 2020, we had an average of 83.6 and 60.0 vessels, respectively, in our fleet.

In the year ended December 31, 2021, (i) we accepted delivery of the newbuild container vessels YM Target and YM Tiptop with an aggregate TEU capacity of 25,380, the secondhand container vessels Aries, Argus, Glen Canyon, Androusa, Norfolk, Porto Cheli, Porto Kagio, Porto Germeno, and Gialova with an aggregate TEU capacity of 49,909; and we sold the container vessels Halifax Express, Prosper, Venetiko, ZIM Shanghai and ZIM New York with an aggregate TEU capacity of 22,306 and (ii) we acquired (a) the 75% equity interest of York Capital Management in each of the 11,010 TEU container vessels Cape Kortia and Cape Sounio and (b) the 51% equity interest of York in each of the 11,010 TEU container vessels Cape Tainaro, Cape Artemisio and Cape Akritas and as a result we obtained 100% of the equity interest in each of these five vessels.

Furthermore, in the year ended December 31, 2021, we acquired all of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by entities affiliated with our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos. We agreed to acquire these companies from Mr. Konstantakopoulos at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. Mr. Konstantakopoulos did not receive a profit as a result of the acquisition. The sixteen dry bulk vessels (Pegasus, Builder, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena, Farmer and Greneta) that were part of the acquisition had an aggregate DWT of 932,329 and were delivered to us during the year ended December 31, 2021. In addition, in the year ended December 31, 2021, we accepted delivery of another twenty-seven secondhand dry bulk vessels (Bernis, Verity, Dawn, Discovery, Clara, Serena, Merida, Progress, Miner, Parity, Uruguay, Resource, Konstantinos, Taibo, Thunder, Equity, Cetus (ex. Charm), Curacao, Rose, Bermondi, Titan I, Orion, Merchia, Damon, Pythias, Egyptian Mike and Phoenix) with an aggregate DWT of 1,388,422.

5

In the year ended December 31, 2020, we accepted delivery of the newbuild container vessels YM Triumph, YM Truth and YM Totality with an aggregate TEU capacity of 38,070 and the secondhand container vessels Virgo, Scorpius and Neokastro with an aggregate TEU capacity of 11,008; and we sold the container vessels Neapolis, Kawasaki, Kokura, Zagora and Singapore Express with an aggregate TEU capacity of 22,503.

In the year ended December 31, 2021 and 2020, our fleet ownership days totaled 30,525 and 21,965 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and vessels’ operational data (1)

	Year ended December,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2020	2021	Change	Change
Voyage revenue	$460.3	$793.6	$333.3	72.4%
Voyage expenses	(7.4)	(13.3)	5.9	79.7%
Voyage expenses – related parties	(6.5)	(11.1)	4.6	70.8%
Vessels’ operating expenses	(117.1)	(180.0)	62.9	53.7%
General and administrative expenses	(7.4)	(9.4)	2.0	27.0%
Management fees – related parties	(21.6)	(29.6)	8.0	37.0%
General and administrative expenses - non-cash component	(3.7)	(7.4)	3.7	100.0%
Amortization of dry-docking and special survey costs	(9.0)	(10.4)	1.4	15.6%
Depreciation	(108.7)	(137.0)	28.3	26.0%
Gain / (loss) on sale / disposal of vessels, net	(79.1)	45.9	125.0	n.m.
Loss on vessels held for sale	(7.7)	-	(7.7)	n.m.
Vessels’ impairment loss	(31.6)	-	(31.6)	n.m.
Foreign exchange gains / (losses)	(0.3)	0.1	0.4	n.m.
Interest income	1.9	1.6	(0.3)	(15.8%)
Interest and finance costs	(68.7)	(86.1)	17.4	25.3%
Swaps’ breakage cost	-	-	-	n.m.
Gain on sale of equity securities	-	60.2	60.2	n.m.
Income from equity method investments	16.2	12.8	(3.4)	(21.0%)
Dividend income from investment in equity securities	-	1.8	1.8	n.m.
Other	1.2	4.6	3.4	n.m.
Loss on derivative instruments	(1.9)	(1.2)	(0.7)	(36.8%)
Net Income	$8.9	$435.1

	Year ended December 31,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2020	2021	Change	Change
Voyage revenue	$460.3	$793.6	$333.3	72.4%
Accrued charter revenue	21.3	(11.3)	(32.6)	(153.1%)
Amortization of time charter assumed	0.2	(0.4)	(0.6)	n.m.
Voyage revenue adjusted on a cash basis (2)	$481.8	$781.9	$300.1	62.3%

6

Vessels’ operational data	Year ended December 31,			Percentage
	2020	2021	Change	Change
Average number of vessels	60.0	83.6	23.6	39.3%
Ownership days	21,965	30,525	8,560	39.0%
Number of vessels under dry-docking	11	15	4

Segmental Financial Summary (1)

Year ended December 31, 2021
	Container vessels	Dry bulk vessels	Other	Total
Voyage revenue	$678.3	$115.3	$-	$793.6
Voyage expenses	(7.1)	(6.2)	-	(13.3)
Voyage expenses – related parties	(9.6)	(1.5)	-	(11.1)
Vessels’ operating expenses	(151.5)	(28.5)	-	(180.0)
General and administrative expenses	(8.2)	(1.2)	-	(9.4)
Management fees – related parties	(24.9)	(4.7)	-	(29.6)
General and administrative expenses – non-cash component	(6.3)	(1.1)	-	(7.4)
Amortization of dry-docking and special survey costs	(10.3)	(0.1)	-	(10.4)
Depreciation	(125.8)	(11.2)	-	(137.0)
Gain on sale / disposal of vessels, net	45.9	-	-	45.9
Foreign exchange gains	0.1	-	-	0.1
Interest income	1.6	-	-	1.6
Interest and finance costs	(81.9)	(4.2)	-	(86.1)
Gain on sale of equity securities	-	-	60.2	60.2
Income from equity method investments	-	-	12.8	12.8
Dividend income from investment in equity securities	-	-	1.8	1.8
Other	4.3	0.3	-	4.6
Loss on derivative instruments	(1.1)	(0.1)	-	(1.2)
Net Income	$303.5	$56.8	$74.8	$435.1

(1) The results of dry bulk vessels are included from June 14, 2021. Prior to that, our results were attributable to container vessels only.

(2) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and vessels’ operational data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 72.4%, or $333.3 million, to $793.6 million during the year ended December 31, 2021, from $460.3 million during the year ended December 31, 2020. The increase is mainly attributable to (i) revenue earned by six container vessels acquired during the year ended December 31, 2020 as well as by revenue earned by 16 container vessels and 41 dry bulk vessels acquired during the year ended December 31, 2021, and (ii) increased charter rates in certain of our container vessels during the year ended December 31, 2021 compared to the year ended December 31, 2020, partly off-set by revenue not earned by five container vessels sold during the year ended December 31, 2020 and five container vessels sold during the year ended December 31, 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 62.3%, or $300.1 million, to $781.9 million during the year ended December 31, 2021, from $481.8 million during the year ended December 31, 2020. Accrued charter revenue for the years ended December 31, 2021 and 2020 was a negative amount of $11.3 million and a positive amount of $21.3 million, respectively.

Voyage Expenses

Voyage expenses were $13.3 million and $7.4 million for the years ended December 31, 2021 and 2020, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $11.1 million and $6.5 million for the years ended December 31, 2021 and 2020, respectively. Voyage expenses – related parties represent (i) fees of 1.25% in the aggregate on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.3 million and $0.8 million, in the aggregate, for the years ended December 31, 2021 and 2020, respectively.

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Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $180.0 million and $117.1 million during the years ended December 31, 2021 and 2020, respectively. Daily vessels’ operating expenses were $5,896 and $5,329 for the years ended December 31, 2021 and 2020, respectively. The increase in the daily operating expenses during the year ended December 31, 2021 is mainly attributable to increased one-time predelivery expenses for the acquisition of dry bulk vessels and increased crew costs related to COVID-19 pandemic measures. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $9.4 million and $7.4 million during the years ended December 31, 2021 and 2020, respectively, and both include $2.5 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related party managers were $29.6 million and $21.6 million during the years ended December 31, 2021 and 2020, respectively.

General and Administrative Expenses – non-cash component

General and administrative expenses – non-cash component for the year ended December 31, 2021 amounted to $7.4 million, representing the value of the shares issued to a related party manager on March 31, 2021, June 30, 2021, September 30, 2021 and December 30, 2021. General and administrative expenses – non-cash component for the year ended December 31, 2020 amounted to $3.7 million, representing the value of the shares issued to a related party manager on March 30, 2020, June 30, 2020, September 30, 2020 and December 30, 2020.

Amortization of Dry-Docking and Special Survey

Amortization of deferred dry-docking and special survey costs was $10.4 million and $9.0 million during the year ended December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, 14 vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the year ended December 31, 2020, 11 vessels underwent and completed their dry-docking and special survey.

Depreciation

Depreciation expense for the year ended December 31, 2021 and 2020 was $137.0 million and $108.7 million, respectively.

Gain / (loss) on Sale / Disposal of Vessels, net

During the year ended December 31, 2021, we recorded a net gain of $45.9 million from the sale of the container vessels Prosper (asset held for sale at March 31, 2021), Halifax Express (asset held for sale at December 31, 2020), Venetiko (asset held for sale at March 31, 2021 and June 30, 2021), ZIM Shanghai (asset held for sale as at June 30, 2021 and September 30, 2021) and ZIM New York (asset held for sale as at June 30, 2021 and September 30, 2021). During the year ended December 31, 2020, we recorded an aggregate net loss of $79.1 million from the sale of the container vessels Neapolis, Kawasaki, Kokura, Zagora and Singapore Express. Neapolis and Zagora were classified as assets held for sale at December 31, 2019.

Loss on Vessels Held for Sale

During the year ended December 31, 2021, the container vessels Messini, Sealand Illinois, Sealand Michigan and York were classified as vessels held for sale. No loss on vessels held for sale was recorded since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value. During the year ended December 31, 2020, the container vessel Halifax Express was classified as vessel held for sale and we recorded a loss on vessel held for sale of $7.7 million, which resulted from its estimated fair value measurement less costs to sell, during the year.

Vessels’ Impairment Loss

During the year ended December 31, 2021 no impairment loss was recorded. During the year ended December 31, 2020, we recorded an impairment loss in relation to five of our container vessels in the amount of $31.6 million, in the aggregate.

8

Interest Income

Interest income amounted to $1.6 million and $1.9 million for the years ended December 31, 2021 and 2020, respectively.

Interest and Finance Costs

Interest and finance costs were $86.1 million and $68.7 million during the years ended December 31, 2021 and 2020, respectively. The increase is mainly attributable to the increased average loan balances during the year ended December 31, 2021 compared to the year ended December 31, 2020, partly off-set by the decreased financing cost during the year ended December 31, 2021 compared to the year ended December 31, 2020.

Swaps’ Breakage Costs

During the year ended December 31, 2020, we terminated two interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties breakage costs in the amount of $0.006 million in the aggregate.

Gain on Sale of Equity Securities / Dividend Income from Investment in Equity Securities

The gain on sale of equity securities of $60.2 million for the year period ended December 31, 2021, represents the difference between the aggregate sale price of 1,221,800 ordinary shares of ZIM as compared to the book value of these shares as of December 31, 2020. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021. Furthermore, in the year ended December 31, 2021, we received a dividend from ZIM in the amount of $1.8 million.

Income from Equity Method Investments

During the year ended December 31, 2021, we recorded an income from equity method investments of $12.8 million representing our share of the income in jointly owned companies pursuant to the Framework Deed, with York. Since late March 2021, we have held 100% of the equity interest in five previously jointly owned companies with York, and since then these five companies are consolidated in our consolidated financial statements. As of December 31, 2021, six companies are jointly owned with York (of which, four companies currently own container vessels). During the year ended December 31, 2020, we recorded an income from equity method investments of $16.2 million relating to investments under the Framework Deed. As of December 31, 2020, 13 companies were jointly owned with York (of which, ten companies owned container vessels). The decreased income from equity method investments in 2021 compared to 2020 is mainly attributable to the decreased number of container vessels jointly owned with York during 2021 compared to 2020; partly off-set by the increased profitability of certain jointly owned with York container vessels during 2021 compared to 2020 and to the gain on sale of one jointly owned with York container vessel which was sold in the third quarter of 2021.

Loss on Derivative Instruments

As of December 31, 2021, ten interest rate derivative instruments and two cross currency rate swaps were outstanding and their fair value, in aggregate, as at that date were a liability of $10.9 million. The change in the fair value of our interest rate derivative instruments and cross currency swaps that qualified for hedge accounting is recorded in OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For the year ended December 31, 2021, a gain of $5.7 million has been included in OCI and a loss of $0.4 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2021.

Cash Flows

Years ended December 31, 2021 and 2020

Condensed cash flows	Years ended December 31,
(Expressed in millions of U.S. dollars)	2020	2021
Net Cash Provided by Operating Activities	$274.3	$466.5
Net Cash Used in Investing Activities	$(36.4)	$(787.5)
Net Cash Provided by / (Used in) Financing Activities	$(241.9)	$482.6

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Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2021, increased by $192.2 million to $466.5 million, from $274.3 million for year ended December 31, 2020. The increase is mainly attributable to increased cash from operations of $300.2 million, partly off-set by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $1.3 million, by the increased payments for interest (including swap payments) of $11.8 million during the year ended December 31, 2021 compared to the year ended December 31, 2020 and by the increased dry-docking and special survey costs of $3.4 million during the year ended December 31, 2021 compared to the year ended December 31, 2020.

Net Cash Used in Investing Activities

Net cash used in investing activities was $787.5 million in the year ended December 31, 2021, which mainly consisted of (i) net payments for the acquisition of the 75% equity interest in two companies and of the 51% equity interest in three companies, previously jointly owned with York pursuant to the Framework Deed, (ii) payments for the delivery of two newbuild container vessels, (iii) settlement payments for the acquisition of three secondhand container vessels, (iv) payments for the acquisition of six secondhand container vessels and 41 dry bulk vessels, (v) payment for the acquisition of one secondhand container vessel which was delivered in January 2022, (vi) advance payments for the acquisition of one secondhand dry bulk vessel, which was delivered in January 2022 (vii) payments for the acquisition of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos in accordance with the Share and Purchase agreement dated June 14, 2021 (agreed to acquire the equity interest of these companies at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities) and (viii) payments for upgrades for certain of our container and dry bulk vessels; partly off-set by proceeds we received from (i) the sale of 1,221,800 ordinary shares of ZIM that we owned, (ii) the sale of five container vessels and (iii) return of capital we received from one entity jointly -owned with York pursuant to the Framework Deed.

Net cash used in investing activities was $36.4 million in the year ended December 31, 2020, which mainly consisted of payments for upgrades for certain of our container vessels and payments for the delivery of three newbuild container vessels and three secondhand container vessels; partly off-set by proceeds we received from the sale of five of our container vessels and by return of capital we received from ten entities jointly-owned with York pursuant to the Framework Deed.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities was $482.6 million in the year ended December 31, 2021, which mainly consisted of (a) $570.0 million net proceeds relating to our debt financing agreements (including proceeds we received (i) from the issuance of €100.0 million unsecured bond on the Athens Exchange and (ii) from our debt financing agreements of an amount of $1,103.1 million), (b) $40.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2020, the first quarter of 2021, the second quarter of 2021 and the third quarter of 2021 and (c) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2020 to January 14, 2021, January 15, 2021 to April 14, 2021, April 15, 2021 to July 14, 2021 and July 15, 2021 to October 14, 2021.

Net cash used in financing activities was $241.9 million in the year ended December 31, 2020, which mainly consisted of (a) $165.1 million net payments relating to our debt financing agreements, (b) $34.3 million we paid for dividends to holders of our common stock for the fourth quarter of 2019, the first quarter of 2020, the second quarter of 2020 and the third quarter of 2020 and (c) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our 8.75% Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2019 to January 14, 2020, January 15, 2020 to April 14, 2020, April 15, 2020 to July 14, 2020 and July 15, 2020 to October 14, 2020.

10

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of December 31, 2021, we had Cash and cash equivalents of $353.5 million, consisting of cash, cash equivalents and restricted cash. Furthermore, as of December 31, 2021, we had liquidity of $359.0 million (including our share of cash amounting to $5.5 million held in companies co-owned with York), which coupled with the $193.3 million of undrawn funds from our two hunting license facilities (adjusted for the $56.7 million already drawn in 2022), amounts to $552.3 million.

Debt-free vessels

As of March 9, 2022, the following vessels were free of debt.

Unencumbered Vessels

(Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
Containerships
ETOILE	2005	2,556
MICHIGAN	2008	1,300
MESSINI	1997	2,458
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Thursday, March 10, 2022 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until March 17, 2022. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 4701527.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 48 years of history in the international shipping industry and a fleet of 85 containerships, with a total capacity of approximately 670,600 TEU (including eight newbuild vessels currently under construction and six vessels that we have agreed to sell) and 46 dry bulk vessels with a total capacity of approximately 2,493,500 DWT (including one secondhand vessel that we have agreed to acquire). Four of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

11

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors” and the Company’s Results for the Second Quarter and Six-Months Ended June 30, 2021 on Form 6-K (filed on July 28, 2021 with the SEC) under the caption “Risk Factor Update”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

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Containership Fleet List

The tables below provide additional information, as of March 9, 2022, about our fleet of containerships, including the vessels we have agreed to sell, the vessels under construction, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd	2017	11,010	36,650	March 2025
16	COSCO GUANGZHOU	COSCO/(*)	2006	9,469	30,900/72,700	April 2025(3)
17	COSCO NINGBO	COSCO/(*)	2006	9,469	30,900/72,700	April 2025(3)
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
24	MSC ATHENS(ii)	MSC	2013	8,827	45,300	January 2026(7)
25	MSC ATHOS(ii)	MSC	2013	8,827	45,300	February 2026(8)
26	VALOR	Hapag Lloyd	2013	8,827	32,400	April 2025
27	VALUE	Hapag Lloyd	2013	8,827	32,400	April 2025
28	VALIANT	Hapag Lloyd	2013	8,827	32,400	June 2025
29	VALENCE	Hapag Lloyd	2013	8,827	32,400	July 2025
30	VANTAGE	Hapag Lloyd	2013	8,827	32,400	September 2025
31	NAVARINO	MSC	2010	8,531	31,000	January 2025
32	MAERSK KLEVEN	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(9)
33	MAERSK KOTKA	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(9)
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025(10)
35	KURE	COSCO/MSC	1996	7,403	31,000/41,500	March 2026(11)
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	YORK(iii)	Maersk	2000	6,648	21,250	November 2022(12)
39	ZIM TAMPA (ex. KOBE)	ZIM	2000	6,648	45,000	July 2025
40	SEALAND WASHINGTON(iii)	Maersk	2000	6,648	25,000	March 2023 (13)
41	SEALAND MICHIGAN(iii)	Maersk	2000	6,648	25,000	October 2022(13)
42	SEALAND ILLINOIS(iii)	Maersk	2000	6,648	25,000	October 2022 (13)
43	MAERSK KALAMATA(iii)	Maersk	2003	6,644	25,000	December 2022(13)
44	MAERSK KOLKATA	Maersk/ZIM	2003	6,644	25,000/53,000	October 2025 (14)

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	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
45	MAERSK KINGSTON	Maersk/ZIM	2003	6,644	25,000/53,000	October 2025 (14)
46	ARIES	ONE	2004	6,492	(*)	December 2022
47	ARGUS	ONE	2004	6,492	(*)	January 2023
48	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
49	GLEN CANYON	ZIM	2006	5,642	62,500	July 2025
50	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
51	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024(15)
52	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024(15)
53	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(16)
54	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(16)
55	OAKLAND	Maersk	2000	4,890	24,500	March 2023
56	GIALOVA	ZIM	2009	4,578	25,500	April 2024
57	DYROS	Maersk	2008	4,578	22,750	January 2024
58	NORFOLK	Maersk	2009	4,259	30,000	May 2023
59	VULPECULA	OOCL/ZIM	2010	4,258	22,700/43,250 (on average)	February 2028(17)
60	VOLANS	ZIM	2010	4,258	24,250	April 2024
61	VIRGO	Maersk	2009	4,258	30,200	February 2024
62	VELA	OOCL/ZIM	2009	4,258	22,700/43,250 (on average)	January 2028(18)
63	ANDROUSA	Maersk	2010	4,256	22,750	May 2023
64	NEOKASTRO	CMA CGM	2011	4,178	39,000	March 2027
65	ULSAN	Maersk	2002	4,132	34,730	January 2026
66	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
67	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
68	LAKONIA	COSCO	2004	2,586	26,500	March 2025(19)
69	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	January 2023
70	ETOILE	(*)	2005	2,556	(*)	February 2023
71	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025(20)
72	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2022(21)
73	MESSINI(iii)	(*)	1997	2,458	18,000	March 2022
74	ARKADIA(i)	Swire Shipping	2001	1,550	21,500	May 2023
75	MICHIGAN	MSC	2008	1,300	18,700	September 2023
76	TRADER	(*)	2008	1,300	(*)	October 2024
77	LUEBECK	MSC	2001	1,078	15,000	March 2024(22)

Container Vessels under construction

	Vessel	Vessel Capacity (TEU)	Estimated Delivery(23)	Employment
1	Newbuilding 1	12,690	Q3 2023	Long Term Employment upon delivery from shipyard
2	Newbuilding 2	12,690	Q1 2024	Long Term Employment upon delivery from shipyard
3	Newbuilding 3	12,690	Q1 2024	Long Term Employment upon delivery from shipyard
4	Newbuilding 4	12,690	Q2 2024	Long Term Employment upon delivery from shipyard
5	Newbuilding 5	15,000	Q1 2024	Long Term Employment upon delivery from shipyard
6	Newbuilding 6	15,000	Q2 2024	Long Term Employment upon delivery from shipyard
7	Newbuilding 7	15,000	Q2 2024	Long Term Employment upon delivery from shipyard
8	Newbuilding 8	15,000	Q3 2024	Long Term Employment upon delivery from shipyard

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.

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(3)	Upon redelivery of each vessel from COSCO between April 2022 and July 2022, each vessel will commence a charter for a period of 36 to 39 months at a daily rate of $72,700. Until then the daily charter rate of Cosco Guangzhou and Cosco Ningbo will be $30,900.
(4)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	This charter rate will be earned by MSC Athens until January 29, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(9)	The current daily rate of each of Maersk Kleven and Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Upon redelivery of each vessel from Maersk between June 2023 and October 2023, each vessel will commence a new charter with MSC for a period of 36 to 38 months at a fixed daily rate of $41,500.
(10)	This charter rate will be earned by Maersk Kowloon from June 12, 2022. Until then the daily charter rate will be $16,000.
(11)	Upon redelivery of Kure from COSCO between March 2023 and July 2023, the vessel will commence a new charter with MSC for a period of 36 to 38 months at a daily rate of $41,500. Until then the daily charter rate will be $31,000.
(12)	Expiration of charter represents latest redelivery date.
(13)	The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois and Maersk Kalamata is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Expiration dates of the charters of these vessels represent latest redelivery dates.
(14)	The current daily rate for Maersk Kolkata and Maersk Kingston is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Upon expiry of their current employment (estimated on the latest redelivery date) the vessels will enter into a new charter with ZIM for a period of 36 to 40 months at a daily rate $53,000.
(15)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.
(16)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(17)	The current daily rate for Vulpecula is $22,700. Upon expiry of its current employment (estimated on the earliest redelivery date) the vessel will enter into a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. For this new charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(18)	The current daily rate for Vela is $22,700. Upon expiry of its current employment (estimated on the earliest redelivery date) the vessel will enter into a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. For this new charter the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(19)	This charter rate will be earned by Lakonia from April 24, 2022. Until then the daily charter rate will be $17,300.
(20)	This charter rate will be earned by Areopolis from May 3, 2022. Until then the daily charter rate will be $17,300.
(21)	Expiration of charter represents latest redelivery date.
(22)	This charter rate will be earned by Luebeck from March 19, 2022. Until then the daily charter rate will be $7,750.
(23)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.
(iii)	Denotes vessels that we have agreed to sell.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

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Dry Bulk Vessel Fleet List

The tables below provide additional information, as of March 9, 2022, about our fleet of dry bulk vessels, including one vessel that we have agreed to acquire.

	Vessel Name	Year Built	Capacity (DWT)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	AEOLIAN	2012	83,478	26,000 / 100% Participation to the BPI_82 performance(3)	June 2022
2	GRENETA	2010	82,166	101% Participation to the BPI_82 performance(4)	October 2022
3	EGYPTIAN MIKE	2011	81,601	11,000	March 2022
4	PHOENIX	2012	81,569	-	In negotiations for employment
5	BUILDER	2012	81,541	100% Participation to the BPI_82 performance(4)	September 2022
6	FARMER	2012	81,541	101% Participation to the BPI_82 performance(4) (5)	October 2022
7	SAUVAN	2010	79,700	21,000(6)	May 2022
8	ROSE	2008	76,619	103% Participation to the BPI_82 performance(4) minus $1,336	August 2022
9	MERCHIA	2015	63,800	129% participation to the BSI_58 performance(7)(8)	November 2022
10	SEABIRD	2016	63,553	111% participation to the BSI_58 performance(7)	November 2022
11	DAWN	2018	63,530	111% participation to the BSI_58 performance(7)	September 2022
12	ORION	2015	63,473	111.25% participation to the BSI_58 performance(7)	October 2022
13	DAMON	2012	63,227	35,000	March 2022
14	TITAN I	2009	58,090	101% participation to the BSI_58 performance(7)	October 2022
15	ERACLE	2012	58,018	31,500(9)	May 2022
16	PYTHIAS	2010	58,018	22,000	May 2022(10)
17	ORACLE	2009	57,970	16,500	March 2022
18	CURACAO	2011	57,937	25,000	April 2022
19	URUGUAY	2011	57,937	26,000	March 2022
20	ATHENA	2012	57,809	30,500(11)	April 2022
21	THUNDER	2009	57,334	-	In negotiations for employment
22	SERENA	2010	57,266	98.25% participation to the BSI_58 performance(7)	May 2022
23	LIBRA	2010	56,729	30,000	March 2022
24	PEGASUS	2011	56,726	28,500	March 2022

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	Vessel Name	Year Built	Capacity (DWT)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
25	MERIDA	2012	56,670	105% participation to the BSI_58 performance(7)	May 2022
26	CLARA	2008	56,557	98% participation to the BSI_58 performance(7)	September 2022
27	PEACE	2006	55,709	98.5% participation to the BSI_58 performance(7)	July 2022
28	PRIDE	2006	55,705	97.25% participation to the BSI_58 performance(7)	August 2022
29	BERMONDI	2009	55,469	99% participation to the BSI_58 performance(7)(12)	January 2023
30	COMITY	2010	37,302	100% participation to the BHSI_38 performance(13)	July 2022
31	VERITY	2012	37,163	100% participation to the BHSI_38 performance(13)	April 2022
32	PARITY	2012	37,152	102% participation to the BHSI_38 performance(13)	December 2022
33	ACUITY	2011	37,149	102% participation to the BHSI_38 performance(13)	December 2022
34	EQUITY	2013	37,071	102% participation to the BHSI_38 performance(13)	December 2022
35	DISCOVERY	2012	37,019	16,250(14)	March 2022
36	TAIBO	2011	35,112	-	Vessel in dry dock
37	BERNIS	2011	34,627	95.5% participation to the BHSI_38 performance(13}	December 2022
38	MANZANILLO	2010	34,426	18,500	March 2022
39	ADVENTURE	2011	33,755	-	In negotiations for employment
40	ALLIANCE	2012	33,751	14,350	March 2022
41	CETUS (ex. CHARM)	2010	32,527	-	In negotiations for employment
42	PROGRESS	2011	32,400	-	In negotiations for employment
43	MINER	2010	32,300	16,000	April 2022
44	KONSTANTINOS	2012	32,178	-	In negotiations for employment
45	RESOURCE	2010	31,776	16,150	April 2022

Dry Bulk Vessels Agreed to be Acquired Within 2022

	Vessel Name	Year Built	Capacity (DWT)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	MAGDA (tbr. NORMA)	2010	58,018	-	-

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(1)	Daily charter rates are gross, unless stated otherwise.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	After April 20, 2022, the gross daily charter rate of Aeolian will be linked to the Baltic Panamax Index-82,500 dwt (“BPI_82”). For this charter, Aeolian received a gross ballast bonus of $600,000.
(4)	Gross daily charter rate linked to the BPI_82.
(5)	For this charter, Farmer received a gross ballast bonus of $490,000.
(6)	For this charter, Sauvan received a gross ballast bonus of $1,050,000.
(7)	Gross daily charter rate linked to the Baltic Exchange Supramax Index (“BSI_58’’).
(8)	After May 1, 2022, the gross daily charter rate of Merchia will be linked to the BSI_58 performance with a participation rate of 113%.
(9)	For every additional day after May 5, 2022, the gross daily charter rate of Eracle will be $34,000.
(10)	Latest redelivery date.
(11)	For every additional day after April 29, 2022, the gross daily charter rate of Athena will be $34,000.
(12)	For this charter, Bermondi received a gross ballast bonus of $421,000.
(13)	Gross daily charter rate linked to the Baltic Exchange Handysize Index (“BHSI_38’’).
(14)	For every additional day after March 27, 2022, the gross daily charter rate of Discovery will be $20,000.

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Consolidated Statements of Income

	Year ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2020	2021	2020	2021

	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:
Voyage revenue	$460,319	$793,639	$119,143	$283,918

EXPENSES:
Voyage expenses	(7,372)	(13,311)	(989)	(5,831)
Voyage expenses – related parties	(6,516)	(11,089)	(1,763)	(3,750)
Vessels’ operating expenses	(117,054)	(179,981)	(32,055)	(60,665)
General and administrative expenses	(7,360)	(9,405)	(2,059)	(3,445)
Management fees – related parties	(21,616)	(29,621)	(5,593)	(9,682)
General and administrative expenses – non-cash component	(3,655)	(7,414)	(1,239)	(1,891)
Amortization of dry-docking and special survey costs	(9,056)	(10,433)	(2,291)	(2,869)
Depreciation	(108,700)	(136,958)	(27,082)	(40,948)
Gain / (loss) on sale / disposal of vessels, net	(79,120)	45,894	499	27,819
Loss on vessels held for sale	(7,665)	-	(7,665)	-
Vessels’ impairment loss	(31,577)	-	-	-
Foreign exchange gains / (losses)	(300)	29	(97)	(118)
Operating income	$60,328	$441,350	$38,809	$182,538

OTHER INCOME / (EXPENSES):
Interest income	$1,827	$1,587	$363	$33
Interest and finance costs	(68,702)	(86,047)	(17,250)	(25,254)
Swaps’ breakage cost	(6)	-	-	-
Income from equity method investments	16,195	12,859	3,994	854
Gain on sale of equity securities	-	60,161	-	2,017
Dividend income from investment in equity securities	-	1,833	-	-
Other	1,181	4,624	713	993
Gain / (loss) on derivative instruments	(1,946)	(1,246)	446	(27)
Total other income / (expenses)	$(51,451)	$(6,229)	$(11,734)	$(21,384)
Net Income	$8,877	$435,121	$27,075	$161,154
Earnings allocated to Preferred Stock	(31,082)	(31,068)	(7,767)	(7,767)
Gain on retirement of Preferred Stock	619	-	-	-
Net Income / (Loss) available to common stockholders	$(21,586)	$404,053	$19,308	$153,387

Earnings / (Losses) per common share, basic and diluted	$(0.18)	$3.28	$0.16	$1.24
Weighted average number of shares, basic and diluted	120,696,130	123,070,730	121,817,769	123,737,763

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COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. dollars)	2020	2021
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$143,922	$276,002
Restricted cash	4,998	8,856
Accounts receivable	8,249	20,978
Inventories	10,455	21,365
Due from related parties	1,623	-
Fair value of derivatives	460	-
Insurance claims receivable	883	3,970
Asset held for sale	12,416	78,799
Time charter assumed	191	198
Accrued charter revenue	-	7,361
Prepayments and other	8,853	8,595
Total current assets	$192,050	$426,124
FIXED ASSETS, NET:
Right-of-use assets	$199,098	$191,303
Vessels and advances, net	2,450,510	3,650,192
Total fixed assets, net	$2,649,608	$3,841,495
NON-CURRENT ASSETS:
Equity method investments	$78,227	$19,872
Deferred charges, net	27,682	31,859
Accounts receivable, non-current	3,896	5,076
Restricted cash	42,976	68,670
Fair value of derivatives, non-current	-	3,429
Accrued charter revenue, non-current	-	8,183
Time charter assumed, non-current	839	667
Debt securities, held to maturity (Net of allowance for credit losses of $569 as of December 31, 2020)	6,813	-
Other non-current assets	8,425	1,666
Total assets	$3,010,516	$4,407,041
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$147,137	$272,365
Accounts payable	7,582	18,865
Due to related parties	432	1,694
Finance lease liabilities	16,495	16,676
Accrued liabilities	17,621	27,304
Unearned revenue	11,893	23,830
Fair value of derivatives	3,440	6,876
Other current liabilities	2,374	2,417
Total current liabilities	$206,974	$370,027
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,305,076	$2,169,718
Finance lease liabilities, net of current portion	116,366	99,689
Fair value of derivatives, net of current portion	3,653	7,841
Unearned revenue, net of current portion	29,627	33,867
Total non-current liabilities	$1,454,722	$2,311,115
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	12	12
Additional paid-in capital	1,366,486	1,386,636
Retained earnings / (Accumulated deficit)	(9,721)	341,482
Accumulated other comprehensive loss	(7,957)	(2,231)
Total stockholders’ equity	$1,348,820	$1,725,899
Total liabilities and stockholders’ equity	$3,010,516	$4,407,041

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Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2020	2021	2020	2021

Voyage revenue	$460,319	$793,639	$119,143	$283,918
Accrued charter revenue (1)	$21,250	$(11,303)	$5,308	$(14,473)
Amortization of Time-charter assumed	$192	$(424)	$48	$39
Voyage revenue adjusted on a cash basis (2)	$481,761	$781,912	$124,499	$269,484

Adjusted Net Income available to common stockholders (3)	$123,671	$289,873	$32,666	$112,070
Weighted Average number of shares	120,696,130	123,070,730	121,817,769	123,737,763
Adjusted Earnings per share (3)	$1.02	$2.36	$0.27	$0.91

Net Income	$8,877	$435,121	$27,075	$161,154
Net Income / (Loss) available to common stockholders	$(21,586)	$404,053	$19,308	$153,387
Weighted Average number of shares	120,696,130	123,070,730	121,817,769	123,737,763
Earnings / (Losses) per share	$(0.18)	$3.28	$0.16	$1.24

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” tables above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods and years ended December 31, 2021 and 2020. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2020	2021	2020	2021

Net Income	$8,877	$435,121	$27,075	$161,154
Earnings allocated to Preferred Stock	(31,082)	(31,068)	(7,767)	(7,767)
Gain on retirement of Preferred Stock	619	-	-	-
Net Income / (Loss) available to common stockholders	(21,586)	404,053	19,308	153,387
Accrued charter revenue	21,250	(11,303)	5,308	(14,473)
General and administrative expenses - non-cash component	3,655	7,414	1,239	1,891
Amortization of Time charter assumed	192	(424)	48	39
Realized (gain) / loss on Euro/USD forward contracts (1)	(488)	460	-	434
Vessels’ impairment loss	31,577	-	-	-
(Gain) / loss on sale / disposal of vessels, net	79,120	(45,894)	(499)	(27,819)
Non-recurring, non-cash write-off of loan deferred financing costs	521	964	43	601
Loss on vessels held for sale	7,665	-	7,665	-
Gain on sale of vessel by a jointly owned company with York included in equity gain on investments	-	(5,726)	-	-
Swap’s breakage costs	6	-	-	-
(Gain) / Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments	1,759	1,246	(446)	27
Gain on sale of equity securities	-	(60,161)	-	(2,017)
Other non-recurring, non-cash items	-	(756)	-	-
Adjusted Net Income available to common stockholders	$123,671	$289,873	$32,666	$112,070
Adjusted Earnings per Share	$1.02	$2.36	$0.27	$0.91
Weighted average number of shares	120,696,130	123,070,730	121,817,769	123,737,763

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, realized (gain)/loss on Euro/USD forward contracts, vessels’ impairment loss, (gain)/loss on sale / disposal of vessels, net, loss on vessels held for sale, gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, gain on sale of equity securities, swap’s breakage costs, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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